Filed pursuant to Rule 433 Registration Statement No. 333-158199-10 January 19, 2012

Credit Suisse Merger Arbitrage Index Leveraged ETN

The Credit Suisse Merger Arbitrage Index Leveraged Exchange Traded Notes (the “ETNs”) are senior, unsecured debt securities issued by Credit Suisse AG (“Credit Suisse”), acting through its Nassau Branch that are linked on a leveraged basis to the return of the Credit Suisse Merger Arbitrage Liquid Index (Net) (the “Index”). The Index is designed to provide exposure to a merger arbitrage investment strategy as represented by long and short positions in announced deals within the United States, Canada and Western Europe. The ETNs are listed on the NYSE Arca under the ticker symbol “CSMB”.1 The ETNs should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs.

ETN Details
ETN ticker	CSMB
Indicative value ticker	CSMB.IV
Bloomberg index ticker	CSLABMN
CUSIP/ISIN	22542D753 / US22542D7530
Primary exchange	NYSE Arca
Leverage Factor	2.0
ETN annual investor fee	0.55%*
Index fee	0.50%
Leverage charge	1MLIBOR+0.95%
ETN inception date	October 1, 2010
Underlying index	Credit Suisse
Merger Arbitrage
Liquid Index (Net)
*Because of daily compounding, the actual investor fee realized may exceed 0.55% per annum.

Index Returns (as of 12/30/11)
1 month	-0.82%
3 month	0.93%
1 year	2.63%
Since Inception Annualized*	5.03%
*Index Inception Date was December 31, 2009

Index Portfolio Statistics (12/31/10-12/30/11)
Correlation to S&P 500 TR Index	0.73
Correlation to Barclays	-0.39
US Aggregate TR Index
Annualized volatility	4.40%
1 year Sharpe Ratio*	0.59
*Sharpe ratio calculated using the Federal Funds Effective as of 12/30/11

1Credit Suisse has no obligation to maintain any listing on NYSE Arca or any other exchange and we may delist the ETNs at any time.

Strategy Focus

■	Designed to realize the spread, if any, between the stock price of the target company after the public announcement of its proposed acquisition and the price offered by the acquirer to pay for the stocks of the target company.
■	Deal universe includes the United States, Canada and Western Europe.
■	Potential gains realized when deals are completed, and potential losses incurred when deals break.

Index Performance (December 31, 2009-December 30, 2011)

The above graph sets forth the historical performance of the Index from December 31, 2009 through December 30, 2011. The index rules were revised on September 1, 2010 and therefore, the index performance and Index levels prior to such date do not reflect the modification of the index rules that took place on that date. Historical performance is not indicative of future performance. Credit Suisse Merger Arbitrage Liquid Index (Net) includes 0.50% p.a. of index calculation fees. The above graph includes this index calculation fee but does not reflect the accrued fee amount and the leverage charge associated with the ETNs, which will reduce the amount of the return on the ETNs at maturity or upon repurchase by Credit Suisse. The historical index performance does not reflect how a monthly compounding leveraged investment (such as the ETNs) would have performed over the same period of time.

For More Information
ETN Desk: 212 538 7333	Email: ETN.Desk@credit-suisse.com	Website: www.credit-suisse.com/etn

Index Overview

■	The Index attempts to reflect the returns that would be generated by a merger arbitrage investment strategy in accordance with the Index rules to reflect publicly announced merger and acquisition transactions meeting certain conditions.
■	The Index is calculated intraday and benefits from transparent rules-based construction.

Leverage Methodology

■	Provides leveraged exposure to changes in the monthly closing level of the Index (minus costs and fees), increasing exposure in response to that month’s gains or reducing exposure in response to that month’s losses.
■	Leverage starts at two times exposure at the beginning of each month. Because the leveraged portion is held constant throughout the month, the actual leverage decreases with net gains in the Index and increases with net losses in the Index.
■	Because of the monthly rebalancing, the nature of compounding, fees, and leverage charges, the performance of the ETNs over months or years can differ significantly from the performance of the Index during the same period of time.

The Index Methodology*

Liquidity Constraints	Narrow deal universe to include only North American and Western European merger and acquisition deals with the following liquidity features:
■ Target has market cap of > $500 M
■ Target has sufficient trading volume
■ Acquirer's stock, in both stock and cash and stock deals, is easy to borrow
Arbitrage Constraints	Apply systematic constraints intended to ensure deals have arbitrage potential:
■ Positive acquisition premium
■ Offer is for substantially all shares outstanding of target
■ Acquirer does not already own substantially all of the target’s shares
Weight and Rebalancing	Incorporate rebalancing procedure and risk constraints:
■ Rebalancing occurs when an index component is added to the Index
■ Deals are asset weighted capped
■ Leverage and short exposure are constrained
■ Turnover is controlled through rebalancing procedures

*	The above index methodology is a general summary of the rules governing the Index and exceptions to this summary may apply under certain defined circumstances. Please see the full description of the Index in the applicable pricing supplement.

Selected Investment Considerations

–	We have listed the ETNs on NYSE Arca under the symbol “CSMB”. We expect that investors will purchase and sell the ETNs primarily in the secondary market. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.
–	Although the return on the ETNs will be based on the performance of the Index, the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our cred-itworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
–	The performance of the Index may not be entirely representative of the performance of the merger arbitrage strategy and there is no assurance that the strategy on which the Index is based will be successful.
–	The ETNs are designed to reflect a leveraged exposure to the performance of the Index on a monthly basis, but their returns over longer periods of time can, and most likely will differ significantly from two times the return on a direct investment in the Index. The ETNs are very sensititve to changes in the performance of the Index, and returns on the ETNs may be negatively impacted in complex ways by volatility of the Index on a monthly basis. Accordingly, the ETNs should be purchased only by knowledgeable investorswho understand the potential consequences of investing in the Index and of seeking monthly compounded leveraged investment results. Investors should actively and frequently monitor their investments in the ETNs.
–	The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed on a leveraged basis to any decline in the Index Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs and the Index. Therefore, the level of the Index must increase by an amount sufficient, taking into account the leveraged factor, to offset the applicable fees and charges.
–	We have the right to repurchase your ETNs in whole but not in part on any business day during the term of the ETNs. The amount you may receive upon a repurchase by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.
–	Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.
–	An investment in the ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Sources: Credit Suisse Alternative Capital, Inc., Bloomberg. All data was obtained from publicly available information, internally developed data and other third party sources believed to be reliable. Credit Suisse AG has not sought to independently verify information obtained from public and third party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information. The Index is unmanaged, reflects 70% of any cash dividends paid on long index components and minus 100% of any cash dividends paid on short index components, and does not reflect the deduction or fees and expenses from the ETNs. Investors cannot invest directly in the Index.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 25, 2009, and Prospectus dated March 25, 2009, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, relevant product supplement if applicable, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the applicable pricing supplement related to the ETNs discussed herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000095010311000934/dp21559_424b2-ent4.htm

You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

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